UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ASHFORD HOSPITALITY PRIME, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

044102101

(CUSIP Number)

Lyle Weisman

14001 Ventura Boulevard

Sherman Oaks, California 91423

818-930-0230

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 20, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER: 044102101

1.	Names of Reporting Persons Weisman Group LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF; OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,401,690
	8.	Shared Voting Power
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,278,650

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,401,690
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.923% (1)(2)
14.	Type of Reporting Person (See Instructions) PN

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CUSIP NUMBER: 044102101

1.	Names of Reporting Persons Weisman Capital Group LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF; OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -
	8.	Shared Voting Power
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 286,517

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 286,517
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.01% (1)(2)
14.	Type of Reporting Person (See Instructions) PN

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CUSIP No. 044102101

1.	Names of Reporting Persons Lyle Weisman
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF; OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 1,401,690
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,278,650

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,401,690 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.923% (1)(2)
14.	Type of Reporting Person (See Instructions) IN

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CUSIP No. 044102101

1.	Names of Reporting Persons Daniel Weisman
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF; OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 1,401,690
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,278,650

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,401,690 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.923% (1)(2)
14.	Type of Reporting Person (See Instructions) IN

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CUSIP No. 044102101

1.	Names of Reporting Persons Joseph Malka
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF; OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 1,401,690
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,278,650

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,401,690 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.923% (1)(2)
14.	Type of Reporting Person (See Instructions) IN

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CUSIP No. 044102101

1.	Names of Reporting Persons AHP Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 120,217

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 120,217
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.422% (1)
14.	Type of Reporting Person (See Instructions) PN

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CUSIP No. 044102101

1.	Names of Reporting Persons Joel Aaronson (3)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 91,097
	8.	Shared Voting Power
	9.	Sole Dispositive Power 91,097
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,097
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.320% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based on 28,471,775 shares of Issuer’s common stock reported to be outstanding as of March 11, 2016, reporting persons may be deemed to have beneficial ownership of approximately 5.24% of the outstanding shares of Issuer's common stock.
(2)	Includes beneficial ownership as a managing member of Weisman Group.
(3)	Includes shares beneficially owned (i) by Mr. Aaronson individually, (ii) by his SEP IRA, and(iii) by a trust of which he is sole trustee.

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ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the shares of common stock (the “Shares”), of Ashford Hospitality Prime, Inc. (the “Company” or “Issuer”), a Maryland corporation. The principal executive offices of the Company are located at 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254. The telephone number at that location is (972) 490-9600.

ITEM 2.	IDENTITY AND BACKGROUND.

This Statement is filed jointly by (i) Weisman Group LLC, a Delaware limited liability company (“Weisman Group”), (ii) Weisman Capital Group LLC, a Delaware limited liability company (“Weisman Capital Group”), (iii) Lyle Weisman, an individual, (iv) Daniel Weisman, an individual, (iv) Joseph Malka, an individual, (v) AHP Holdings LLC, a California limited liability company (“AHP Holdings”)and (vi) Joel Aaronson, an individual. Weisman Group, Weisman Capital Group, Lyle Weisman, Daniel Weisman, Joseph Malka, AHP Holdings, and Joel Aaronson are collectively referred to as the “Reporting Persons”.

Weisman Group is an association of investors and private companies formed in order to seek a more effective means of maximizing the value of the investments of its Members in the Shares of the Company. Weisman Capital Group is a private company and member of Weisman Group. Lyle Weisman is a developer, owner and manager of commercial and residential real estate, Daniel Weisman is the son of Lyle Weisman and is a private real estate investor, Joseph Malka is a private real estate investor. Messrs. Lyle Weisman, Daniel Weisman and Joseph Malka are managers of Weisman Group. Lyle Weisman and Joseph Malka are managers of Weisman Capital Group. AHP Holdings, LLC, a California limited liability company holds shares in AHP as an investment, and Joel Aaronson is an attorney and private investor. The principal executive offices of the Reporting Persons are located at 14001 Ventura Blvd, Sherman Oaks, California 91423.

Weisman Group’s controlling members are Lyle Weisman, Daniel Weisman and Joseph Malka and Weisman Capital Group's controlling members are Lyle Weisman and Joseph Malka. AHP Holdings’ controlling member is Michael Kest.

During the last five years, none of the Reporting Persons has been (i) convicted in any criminal proceeding (excluding traffic violations and other similar misdemeanors) or (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Weisman Group and related Reporting Persons have invested a total of approximately $18,931,808 to purchase 1,492,787 Shares or approximately 5.24% of the outstanding shares of the Issuer. These funds were obtained from capital available for investment including personal funds and funds supplied in accounts maintained on margin. The Reporting Persons may effect purchases of Shares through margin accounts maintained for them with broker-dealers, that extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and the credit policies of those firms. Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. These margin accounts may from time to time have debit balances. Because other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase Shares. Pursuant to the operating agreement entered into by and among the Weisman Group and its members, including Weisman Capital Group, the Weisman Group has obtained voting and discretionary trading rights over the Shares of the Company beneficially owned by its members. A form of joint filing agreement is attached hereto as an Exhibit.

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ITEM 4.	PURPOSE OF TRANSACTION.

The information set forth and/or incorporated by reference in Items 2 and 3 is hereby incorporated by reference into this Item 4.

The acquisition by the Reporting Parties of beneficial ownership of Shares of the Company, as described herein, was effected because of each of them having a belief that the Company represents an attractive investment based on the Company’s business prospects, strategy and share price.

The Reporting Persons as a group own or control approximately 5.24% of the outstanding Shares of the Company. Each Reporting Person intends to review his or its investment in the Company on a continuing basis and, depending upon the price of and other market conditions relating to the Shares, developments affecting the Company, the Company’s business and prospects, the markets served by the Company's properties, the investment objectives of each of the Reporting Persons, the other investment opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations, debt load and other factors deemed relevant, the Reporting Persons may decide to increase or decrease the size of their investment in the Company, including: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Shares or the Company (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of its Securities in the open market or otherwise; and (iii) engaging in hedging or similar transactions with respect to the Securities.

The Reporting Persons are heartened by recent initiatives announced by management of the Company. The Reporting Persons continue to believe that the underlying values of the Company's properties and its operations are not adequately reflected by the trading prices of the company's common stock which remain at meaningful discounts to intrinsic values per share. To further enhance shareholder value the Reporting Persons may seek to explore additional initiatives which may include overtures to management of the Company with the possibility of taking the Company private, either with them and or others not currently identified. No assurance can be given that any of these overtures will be undertaken or if undertaken that they will be accepted or otherwise result in any further tangible steps or proposals

Each of the Reporting Persons acquired his or its securities of the Company for investment purposes.

The foregoing is subject to change at any time, without notice, and there can be no assurance that the Reporting Persons will take any of the actions set forth above.

Except as otherwise described above in this Item 4, the Reporting Persons currently have no plan(s) or proposal(s) that relate to, or would result, in any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although each of the Reporting Persons reserves the right to formulate such plans or proposals in the future.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5. The Reporting Persons as a group own approximately 5.24% of the issued and outstanding shares of the Company based on 28,471,775 shares reported to be outstanding as of March 11, 2016.

(a) (i) Weisman Group by its voting rights may be deemed the beneficial owner of an aggregate of 1,401,690 shares of the Issuer, or approximately 4.923%, of the total outstanding Shares.

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(ii) Weisman Capital Group, a member of the Weisman Group, is the beneficial owner of an aggregate of 286,517 shares of the Issuer, or approximately 1.006%, of the total outstanding Shares.

(iii) Lyle Weisman, as a manager of Weisman Group and as a manager of Weisman Capital Group, may be deemed jointly to be the beneficial owner of an aggregate of 1,401,690 shares of the Issuer, or approximately 4.923%, of the total outstanding Shares.

(iv) Daniel Weisman as a manager of Weisman Group, may be deemed jointly to be the beneficial owner of an aggregate of 1,401,690 shares of the Issuer, or approximately 4.923% of the total outstanding Shares.

(iv) Joseph Malka as a manager of Weisman Group, may be deemed jointly to be the beneficial owner of an aggregate of 1,401,690 shares of the Issuer, or approximately 4.923%, of the total outstanding Shares.

(v) AHP Holdings is a member of the Weisman Group and may be deemed to be the beneficial owner of an aggregate of 120,217 shares of the Issuer, or 0.422%, of the total outstanding shares.

(vi) Joel Aaronson is the beneficial owner of an aggregate of 91,097, or 0.320%, of the total outstanding Shares.

(b) Weisman Group has power to vote of 1,401,690 Shares inclusive of 286,956 shares beneficially owned by members of Weisman Capital Group. Each of Lyle Weisman, Daniel Weisman, and Joseph Malka, as managing members, has shared voting and dispositive power over shares beneficially owned by Weisman Group. AHP Holdings has assigned its voting and retains shared dispositive power over its 120,217 Shares. Joel Aaronson has sole voting and sole dispositive power over his 91,097 Shares.

(c) Except as described in Schedule A to this Schedule 13D, there have been no transactions in the shares of common stock effected by the Reporting Persons during the last 90 days.

(d) – (e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Weisman Group, including Lyle Weisman, Weisman Capital Group, Joseph Malka and Daniel Weisman, AHP Holdings and Joel Aaronson have entered into Joint Filing Agreements (a form of which is attached as Exhibit 1) relating to their beneficial ownership or voting rights of the Common Stock, par value $0.01 per share, of Ashford Hospitality Prime, Inc., a Maryland corporation. To the knowledge of the Reporting Persons, except as otherwise described above, there are no other contracts, arrangements, understandings or relationships among reporting persons and between any such persons and any other person, with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit	Description
1	Form of Joint Filing Agreement executed by members of the Weisman Group and the other Reporting Persons

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SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Weisman Group LLC

Date: April 20, 2016	/s/ Lyle Weisman
By: Lyle Weisman
Its: Manager

Weisman Capital Group LLC

Date: April 20, 2016	/s/ Lyle Weisman
By: Lyle Weisman
Its: Manager

Date: April 20, 2016	/s/ Daniel Weisman
Daniel Weisman

Date: April 20, 2016	/s/ Joseph Malka
Joseph Malka

Date: April 20, 2016	/s/ Lyle Weisman
Lyle Weisman

AHP Holdings LLC

Date: April 20, 2016	/s/ Michael Kest
By: Michael Kest
Its: Manager

Date: April20, 2016	/s/ Joel Aaronson
Joel Aaronson

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SCHEDULE A

Weisman Group:

Dates	Number of Shares	Average Purchase Price per Share
1/11/2016 to 4/20/2016	45,113	$12.03

Weisman Capital Group:

Dates	Number of Shares	Average Purchase Price per Share
1/11/2016 to 4/20/2016	71,410	$12.72

AHP Holdings LLC:

Dates	Number of Shares	Average Purchase Price per Share
1/11/2016 to 4/8/2016	53,149	$12.50

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EXHIBIT A

JOINT FILING AGREEMENT

This Joint Filing Agreement (this “Agreement”) is dated as of _________, ___and is entered into by and among Weisman Group LLC., a Delaware limited liability company and each of the persons who are listed below.

1.	Each of the undersigned hereby agrees that:

i.	They are filing or shall file joint statement on Schedule 13D relating to the beneficial ownership of the common stock, par value $0.01 per share (the “Common Stock”), of Ashford Hospitality Prime, Inc., a Maryland corporation (the “Company”),
ii.	Schedule 13D as filed with respect to common stock of the Company shall be filed on behalf of each of them, and
iii.	Each of the parties hereto is responsible for the completeness and accuracy of the information concerning such party only and is not responsible for the completeness or accuracy of the information concerning other parties to the filing unless such person knows or has reason to believe that such information is inaccurate.

2.	Each of the undersigned hereby appoints Lyle Weisman, Daniel Weisman and Joseph Malka, or any of them as or his attorney-in-fact with all power and authority to execute Schedule 13D, and any amendments thereto on behalf of each of the undersigned.

3.	This Joint Filing Agreement may be executed in counterparts.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Weisman Group LLC
Date:

	By:	Lyle Weisman
	Its:	Manager

Date:	By:

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